C&K Group Limited

Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

VIA EDGAR

August 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	C&K Group Ltd

Registration Statement on Form F-1

Filed on June 2, 2025

File No. 333-287713

Dear Ms. Sidwell:

C&K Group Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Registration Statement on Form F-1 on June 2, 2025 as set forth in the Staff’s letter dated June 12, 2025 (the “Comment Letter”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 1 to Registration Statement on Form F-1 (the “Amended Registration Statement”), which includes changes to reflect the Company’s responses to the Staff’s comments and the Company’s unaudited interim financial statements and related financial information for the six months ended March 31, 2024 and 2025 and as of March 31,2025. The Amended Registration Statement also includes a Resale Prospectus to be used for the resale of the Company’s Class A ordinary shares by certain selling shareholders.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1 filed on June 2, 2025

General

1.	We note that your registration statement includes a number of blanks and omitted information, and that a number of exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. For example, you have provided “form of” opinions as Exhibits 99.5 and 99.6; please provided the dated and signed opinions. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Company respectfully advises the Staff that it has included all previously missing information in the Amended Registration Statement. Further all exhibits previously marked as “[t]o be filed by amendment” have been filed as exhibits to the Amended Registration Statement, including dated and signed legal opinions which have been filed as Exhibits 99.5 and 99.6. The Company further acknowledges the Staff will require sufficient time to review the newly provided information and may have additional comments at that time.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Sincerely,

/s/ Cheng, Ka Ki
Cheng, Ka Ki Chief Executive Officer, Chairman and Director

cc:	Jinhua (Anna) Wang, Esq. Robinson & Cole LLP